United States securities and exchange commission logo





                             November 9, 2020

       Omid Farokhzad, M.D.
       Chief Executive Officer
       Seer, Inc.
       3800 Bridge Parkway, Suite 102
       Redwood City, California 94065

                                                        Re: Seer, Inc.
                                                            Amendment No.1 to
Draft Registration Statement on Form S-1
                                                            Submitted October
30, 2020
                                                            CIK No. 0001726445

       Dear Dr. Farokhzad:

            We have reviewed your amended draft registration statement and have the following comment.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to the comment and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No.1 to Draft Registration Statement on Form S-1

       Description of Capital Stock
       Exclusive Forum, page 165

   1. We note your response to prior comment 11. Please further revise to state that there is uncertainty as to
whether a court would enforce the provision relating to Securities Act claims and that
investors cannot waive compliance with the federal securities laws and the rules and regulations
thereunder.
 Omid Farokhzad, M.D.
FirstName
Seer, Inc. LastNameOmid Farokhzad, M.D.
Comapany 9,
November   NameSeer,
              2020    Inc.
November
Page  2    9, 2020 Page 2
FirstName LastName
       You may contact Tracie Mariner at 202-551-3744 or Al Pavot at 202-551-3738 if you
have questions regarding comments on the financial statements and related matters. Please contact Chris Edwards at 202-551-6761 or Celeste Murphy at 202-551-3257 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Life
Sciences
cc:      Christina L. Poulsen